February 13, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Joshua Englard, Esq.

Re:	Dolby Laboratories, Inc.
Registration Statement on Form S-1
File No. 333-120614

Acceleration Request

Requested Date:	February 16, 2005
Requested Time:	2:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dolby Laboratories, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-120614) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

DOLBY LABORATORIES, INC.

By:	/s/ N. W. Jasper, Jr.
N. W. Jasper, Jr. President and Chief Executive Officer

February 13, 2005

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Joshua Englard, Esq.

Re:	Dolby Laboratories, Inc.
REGISTRATION STATEMENT ON FORM S-1
FILE NO. 333-120614

Dear Sir or Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we, as representative of the several Underwriters, wish to advise you that copies of the Preliminary Prospectus issued January 31, 2005 were distributed during the period January 31, 2005 through February 13, 2005 as follows:

	14,092	to	5	Underwriters
	0	to	0	Dealers
	1,496	to	1,496	Institutions
	695	to	695	Others
Total	16,283

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby join the request of Dolby Laboratories, Inc. for acceleration of the effective date of the above-named registration statement so that it becomes effective at 2:00 p.m. Eastern Time on February 16, 2005, or as soon as possible thereafter.

Very truly yours,

/s/    BRYAN W. ANDREJEWSKI

Bryan W. Andrejewski

Executive Director